Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

			Successor				Predecessor
	Nine months ended September 30,		Year ended December 31,			327 days ended December 31,	38 days ended February 7,	Year ended December 31,
	2011	2010	2010	2009	2008	2007	2007	2006
Earnings:
Income (loss) before income taxes	$(23,539)	1,024	(19,735)	(349)	13,581	(17,604)	(18,658)	8,259
Plus: equity investment loss	16,519	4,684	16,726	3,703	1,539	544	17	678
Plus: fixed charges	37,851	27,209	38,456	31,719	40,267	31,206	3,710	28,877
Less: interest capitalized	(116)	(1,466)	(1,506)	(2,807)	(2,911)	(966)	(461)	—

“Earnings available for fixed charges”	$30,715	31,451	33,941	32,266	52,476	13,180	(15,392)	37,814

Fixed charges:
Interest expensed	$32,184	22,123	31,796	25,380	34,209	27,854	3,015	26,534
Interest capitalized	116	1,466	1,506	2,807	2,911	966	461	—
Amortization of expenses related to indebtedness	4,281	2,244	3,430	2,145	2,077	1,857	194	1,846
Interest component of rent expense (1)	1,270	1,376	1,724	1,387	1,070	529	40	497

“Total fixed charges”	$37,851	27,209	38,456	31,719	40,267	31,206	3,710	28,877

Ratio of earnings to fixed charges	*	1.2x	*	1.0x	1.3x	*	*	1.3x

Excess (deficiency) of earnings to fixed charges
	$(7,136)	4,242	(4,515)	547	12,209	(18,026)	(19,102)	8,937

(1)	The percent of rent expense included in the calculation is a reasonable approximation of the interest factor.

NOTE: Interest expense accrued on uncertain tax positions has been excluded from the calculation of “earnings” and “fixed charges” because that amount has been presented as a component of income taxes.

*	For the nine months ended September 30, 2011, year ended December 31, 2010, 327 days ended December 31, 2007, and 38 days ended February 7, 2007, earnings were insufficient to cover fixed charges; therefore, the ratio of earnings to fixed charges is not a relevant measure for this period.